UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File No. 001-36085

CNH INDUSTRIAL N.V.

(Translation of Registrant’s Name Into English)

25 St James’s Street,

London, SW1A 1HA

United Kingdom

Tel. No.: +44 1268 533000

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

CNH INDUSTRIAL N.V.

Form 6-K for the month of June 2021

The following exhibits are furnished herewith:

Exhibit 99.1	Joint press release, dated June 21, 2021, titled: “CNH Industrial to acquire Raven Industries, enhancing precision agriculture capabilities and scale”

Exhibit 99.2	Agreement and Plan of Merger, dated as of June 20, 2021, by and among Raven Industries, Inc., CNH Industrial N.V., and CNH Industrial South Dakota, Inc.

Exhibit 99.3	Investor Presentation, dated June 21, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Industrial N.V.

By:	/s/ Michael P. Going
Name: Michael P. Going
Title: Corporate Secretary

June 21, 2021

Index of Exhibits

Exhibit Number	Description of Exhibit

Exhibit 99.1	Joint press release, dated June 21, 2021, titled: “CNH Industrial to acquire Raven Industries, enhancing precision agriculture capabilities and scale”

Exhibit 99.2	Agreement and Plan of Merger, dated as of June 20, 2021, by and among Raven Industries, Inc., CNH Industrial N.V., and CNH Industrial South Dakota, Inc

Exhibit 99.3	Investor Presentation, dated June 21, 2021